As filed with the Securities and Exchange Commission on January 15, 2004

Registration No. 333-110552

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACCESS NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	82-0545425 (I.R.S. employer identification number)

1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191
Telephone Number: (703) 871-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jacob A. Lutz III
Troutman Sanders LLP
1111 East Main Street
P.O. Box 1122
Richmond, Virginia 23218-1122
Telephone Number: (804) 697-1200
(Name, address, including zip code and telephone number,
including area code, of agent for service)

With a Copy to:

Michael W. Clarke
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191
Telephone Number: (703) 871-2100

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Access National Corporation
1,011,360 Shares of
Common Stock

     We are a Virginia corporation and registered bank holding company. We are headquartered at 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191, telephone number (703) 871-2100. Our common stock is not currently listed on any securities exchange or included in any automated quotation system.

     This prospectus relates to the sale of up to 1,011,360 shares of our common stock which will be issued upon exercise of 1,011,360 outstanding common stock warrants. The common stock warrants were previously issued by us pursuant to a Plan of Share Exchange by which Access National Bank became our wholly-owned subsidiary and its outstanding common stock warrants were converted to warrants for our common stock. There are 526,860 common stock warrants entitling their holders to purchase one share of our common stock for an exercise price of $3.33 per share. These warrants expire after December 1, 2006. We refer to these warrants as the Series A warrants. There are an additional 484,500 common stock warrants entitling their holders to purchase one share of our common stock for an exercise price of $6.67 per share. These warrants expire after June 4, 2004. We refer to these warrants as the Series B warrants. We will receive all the proceeds from the exercise of the warrants and the sale of our common stock. We will pay the expenses for registering the common stock with the Securities and Exchange Commission.

		Proceeds, before expenses, to
	Public offering price	Access National Corporation

Per share, upon exercise of Series A warrants	$3.33	$3.33
Series A total, if all Series A warrants are exercised	$1,754,444	$1,754,444
Per share, upon exercise of Series B warrants	$6.67	$6.67
Series B total, if all Series B warrants are exercised	$3,231,615	$3,231,615
Cumulative total, if all Series A and Series B warrants are exercised	$4,986,059	$4,986,059

Before purchasing the common stock, you should read the risk factors beginning on page 1.

Neither the SEC nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2004.

Table of Contents

Prospectus Summary	1

Risk Factors	4

Where You Can Find More Information	6

Access National Corporation	6

Use of Proceeds	7

Description of Common Stock	8

Common Stock Ownership of Directors and Executive Officers	9

Determination of Offering Prices	10

Plan of Distribution	10

Legal Matters	10

Experts	10

-i-

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you and is qualified in its entirety by reference to the more detailed information appearing elsewhere in the prospectus. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock, including the risks of purchasing common stock discussed under the “Risk Factors” section beginning on page 5 and our financial statements and related notes. Unless the context indicates or otherwise requires, references in this prospectus to “Access National Corporation,” the “Company,” “we,” “us”, and “our” are to Access National Corporation and its consolidated subsidiaries, including Access National Bank, which is also referred to in this prospectus as the “bank.”

Our Company

     General. Access National Corporation is a single-bank holding company headquartered in Reston, Virginia. The Corporation owns Access National Bank, and the bank’s three subsidiaries: Access National Mortgage Corporation, Access National Leasing Corporation and Access Real Estate LLC. The principal executive offices for all of the above entities are located at 1800 Robert Fulton Drive, Suite 300, Reston, Virginia. Our telephone number is (703) 871-2100.

     Access National Bank was organized under federal law as a national banking association in 1999. The bank was formed to provide general banking services in Northern Virginia. Concurrent with the bank’s opening on December 1, 1999, the bank acquired Mortgage Investment Corporation. This entity, now named Access National Mortgage Corporation, specializes in the origination of both conforming and non-conforming residential mortgages. The bank acquired Commercial Finance Corporation, now known as Access National Leasing Corporation, on April 10, 2002. Access National Leasing specializes in equipment leasing.

     Access National Corporation was organized as a Virginia corporation on April 17, 2002. On June 15, 2002, Access National Corporation acquired all outstanding common stock of the bank in a statutory share exchange, by which the shareholders of the bank received shares of common stock in Access National Corporation in exchange for their shares in Access National Bank. As a holding company, Access National Corporation has no significant assets other than the common stock of the bank and conducts substantially all of its business activities through the bank and its subsidiaries. The share exchange by which shareholders of Access National Bank became shareholders of Access National Corporation created a holding company structure for the bank and had no material effect on either the economic interests of those shareholders or the management or operations of Access National Bank.

     Access Real Estate LLC was established in July 2003 solely to hold title to the Corporation’s new headquarters building.

     At September 30, 2003, we had total assets of $290.6 million, loans of $151.9 million, deposits of $230.7 million and shareholders’ equity of $19.1 million. Our earnings per share, on a fully diluted basis, for the first nine months of 2003 was $0.72.

Common Stock Warrants. Access National Bank issued the common stock warrants on December 1, 1999 and June 4, 2002. We refer to the warrants issued in December 1999 as the Series A warrants and the warrants issued in June 2002 as the Series B warrants. Both the Series A and Series B warrants were subsequently converted to warrants for common stock of Access National Corporation pursuant to the Plan of Share Exchange by which Access National Bank became our wholly-owned subsidiary. The Series A warrants were issued to the organizing shareholders of the bank and, as part of the bank’s acquisition of Mortgage Investment Corporation, to shareholders of Mortgage Investment Corporation. The Series B warrants were issued to investors and employees of the bank in the 2002 offering of common stock and warrants in which we raised $2,925,000 in gross proceeds.

     None of the Series A or Series B warrants have been exercised to date. In June 2003, a Series B warrant holder relinquished 3,000 Series B warrants in a private agreement with Access National Leasing Corporation, by which the warrant holder sold his entire interest in Access National Corporation and subsidiaries. Taking this agreement and stock splits into effect, there are currently 526,860 Series A warrants and 484,500 Series B warrants outstanding.

The Offering

Common Stock Offered	1,011,360 shares, to be issued upon the exercise of 1,011,360 outstanding common stock warrants, per the terms of the relevant common stock warrants.

Common Stock Outstanding	3,484,500 shares, as of December 31, 2003. Assuming the sale of all 1,011,360 shares in this offering, we would have 4,495,860 shares of common stock outstanding. These numbers exclude the 533,994 shares of common stock issuable upon the exercise of outstanding stock options granted under the bank’s stock option plan.

Common Stock Warrants	As of December 31, 2003, there are two groups of outstanding common stock warrants, as noted above: Series A and Series B. There are 526,860 Series A warrants, each of which entitles its holder to purchase one share of common stock for $3.33. 511,860 of the Series A warrants have vested and are exercisable at any time to and including December 1, 2006, at which time they expire. The remaining 15,000 of the Series A warrants will vest on December 31, 2004, from which date they will be exercisable at any time to and including December 1, 2006, at which time they will expire. There are 484,500 Series B warrants, each of which entitles its holder to purchase one share of our common stock for $6.67. The Series B warrants are exercisable at any time to and including June 4, 2004, at which time the Series B warrants expire.

Use of Proceeds	The total gross proceeds from this offering may range from zero to $4,986,059, depending on how many warrants are exercised for shares of common stock. We intend to use the proceeds for general corporate purposes.

Risk factors	Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 5 before investing.

SUMMARY FINANCIAL INFORMATION

     The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data have been derived from our audited financial statements for the years ended December 31, 2002, 2001, and 2000 and from our unaudited financial statements for the nine months ended September 30, 2003 and 2002. You also should read the detailed information and the financial statements included elsewhere in this prospectus.

	Nine Months		Year Ended December 31(1)
	Ended September 30

	2003	2002	2002	2001	2000
Income Statement Data
Net interest income	$6,899,142	$3,691,098	$5,848,269	$3,114,985	$1,727,846
Provision for loan losses	499,190	282,864	841,337	719,893	426,000
Non-interest income	26,800,926	13,876,665	22,493,642	11,081,735	5,057,121
Non-interest expense	28,290,988	14,817,445	23,446,695	12,060,313	6,028,889
Income taxes	1,783,361	783,679	1,359,139	529,371	171,241
Net income	$3,126,529	$1,683,775	$2,694,740	$887,143	$158,837

Per Share Data(2)
Earnings per share, basic	$.84	$.52	$.82	$.30	$.05
Earnings per share, assuming dilution	$.72	$.46	$.72	$.27	$.05
Cash dividends declared	—	—	—	—	—
Book value at period end	$5.49	$13.03	$13.92	$10.47	$9.63

Balance Sheet Data
Total assets	$290,644,594	$227,562,499	$240,348,106	$132,068,992	$52,638,143
Loans held for sale	71,741,281	97,537,460	93,852,159	38,615,025	98,69,265
Total loans	151,855,254	100,465,640	114,835,610	68,736,130	30,657,705
Total securities	10,218,510	11,802,391	15,637,141	10,582,376	4,008,829
Total deposits	230,691,104	166,726,953	178,251,273	104,875,706	40,764,372
Shareholders’ equity	19,131,378	15,243,019	16,291,330	10,465,243	9,630,660
Average shares outstanding, basic(2)	3,498,667	3,226,000	3,297,000	3,000,000	3,000,000
Average shares outstanding, diluted(2)	4,371,431	3,661,842	3,739,032	3,290,994	3,042,090

Performance Ratios
Return on average assets	1.56%	1.66%	1.64%	0.98%	0.42%
Return on average equity	22.70%	18.21%	20.17%	8.75%	1.69%
Net interest margin(3)	3.57%	3.74%	3.73%	3.54%	4.76%

Asset Quality Ratios
Allowance to period end loans	1.67%	1.48%	1.78%	1.73%	1.60%
Allowance to nonperforming loans	230.75%	0	—	127.87%	—
Net charge-offs to average loans	0	0	—	0.01%	—

Capital Ratios
Tier 1 risk-based capital	11.69%	12.10%	12.09%	10.96%	23.99%
Total risk-based capital	15.50%	13.05%	13.33%	12.20%	25.21%
Leverage capital ratio	7.96%	11.37%	8.12%	8.91%	18.61%
Total equity to total assets	6.58%	6.70%	6.78%	7.92%	18.30%

(1)	Access National Bank, of which Access National Corporation is the parent and successor issuer, opened for business on December 1, 1999. As such, there is no financial information from 1999 or 1998 to include in the above Summary Financial Information.
(2)	Restated for a 10 for 1 stock split declared in April 2001 and a 3 for 1 stock split declared in June 2003.
(3)	Net interest income divided by total average earning assets.

Risk Factors

     You should consider the following risk factors, in addition to other information contained or incorporated by reference in this prospectus, before deciding to purchase our common stock. Unless the context indicates or otherwise requires, references in this prospectus to “Access National Corporation,” the “Company,” “we,” “us” and “our” are to Access National Corporation and its consolidated subsidiaries, including Access National Bank, also referred to in this prospectus as the “bank.”

     We depend on the services of key personnel, and a loss of any of those personnel could disrupt our operations and result in reduced earnings. We are a customer focused and relationship driven organization. Our growth and success has been in a large part driven by the relationships maintained by our banking executives with our clients. The unexpected loss of services of one or more of our key employees could have a material adverse effect on our operations and possibly result in reduced revenues and earnings. The continued development of our business strategy depends to a large extent upon the continued employment of Michael W. Clarke, President and Chief Executive Officer; Robert C. Shoemaker, Executive Vice President and Corporate Secretary; Charles Wimer, Executive Vice President and Chief Financial Officer; and Michael J. Rebibo, President of Access National Mortgage Corporation. We entered into renewable employment agreements with Mr. Clarke and Mr. Shoemaker on October 5, 1999. Each of these employment agreements provides for an initial five year term and a non-compete period of one year following the cessation of Mr. Clarke’s or Mr. Shoemaker’s employment with us. We entered into a renewable employment agreement with Mr. Wimer on December 15, 2000. This employment agreement provides for an initial five year term, dating from January 1, 2000, and a non-compete period of one year following the cessation of Mr. Wimer’s employment with us. We entered into a renewable employment agreement with Mr. Rebibo that commenced December 1, 1999 that provides for an initial five year term and a non-compete period of two years following cessation of Mr. Rebibo’s employment with us. We also maintain key-man life insurance policies in the amount of $1 million each with respect to Messrs. Clarke, Shoemaker and Rebibo.

     Our focus on commercial and real estate loans may increase the risk of credit losses. We offer a variety of loans including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of these loans are secured by real estate (both residential and commercial) in the greater Washington, D.C. metropolitan area. We hire experienced loan officers and our executive management has extensive experience in administering business and real estate loans in the Washington, D.C. market. Although we believe our credit underwriting adequately considers the underlying collateral in the evaluation process, a major change in the real estate market could have an adverse effect on our customers, which in turn could impact us. Risk of loan defaults and foreclosures is unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot, however, fully eliminate credit risk and credit losses may occur in the future.

     Our allowance for loan losses could become inadequate. We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management conducts a periodic review and consideration of the loan portfolio to determine the amount of the allowance for loan losses based upon general market conditions, credit quality of the loan portfolio and performance of our customers relative to their financial obligations with us. The adequacy of the loan loss reserve for the bank is further tested periodically by an independent consultant reporting directly to our board of directors, our independent auditors and the Office of the Comptroller of the Currency. To date, our loan loss allowance practices have been more than adequate. In the past four years, our annual allowance has, on average, exceeded our actual annual loan losses by a factor in excess of one-hundred to one. Since inception, our losses have been nominal relative to the provision. However, our reserve analysis takes into account the fact that our portfolio has limited seasoning and, based upon the experience of our management in administering portfolios of similar characteristics, losses of an expected magnitude over time will be inevitable. We believe our allowance for loan losses will continue to be adequate to absorb probable losses in our loan portfolio. However, we cannot predict with certainty such losses or guarantee that our allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance.

     Our profitability depends on interest rates and changes in monetary policy may impact us. Changes in interest rates can have an adverse effect on us if interest rate risk is not properly managed. Rate reductions can have a negative impact on our interest income because many commercial loans, real estate loans and home equity loans are based on the Prime Rate of interest or similar market based indexes. Approximately 60% of our loans, as measured by amount outstanding, are based on short term market based indexes. If interest rates were to decrease 1%, we estimate that our net interest income would decrease by approximately 12% per year. Conversely, if interest rates were to increase 1%, our interest income would increase by approximately 12% per year. Estimating the change in net interest income that results from changes in the market rates is not precise. Our experience does tell us, however, that by the nature of the underlying contracts and market characteristics, changes in net interest income take effect more quickly when interest rates rise because loans are able to be repriced more quickly than deposits. Generally, we believe that our pricing policies and strategy adequately address our interest rate risk. Additionally, we use the investment portfolio to balance our interest rate risk exposure. We adjust the mix of fixed rate and floating rate loans, investments and liabilities in light of current and expected rate environments. We monitor interest rate risk closely, however we cannot completely eliminate interest rate risk.

     Our historical results of operation may not be indicative of our future performance. Our past results may not be indicative of future results and we may not continue to increase our profitability. The bank opened on December 1, 1999. We have been profitable since the bank’s first full year of operations, with net income of $158,837 in 2000, $887,143 in 2001 and $2,694,740 in 2002. Although we have demonstrated strength and growth in profitability in the past, we may not be able to continue to maintain strong levels of growth or profitability in the future. Our earnings are dependent on many items including the retention of key personnel, interest rates, loan losses and cost controls. Our future success could be impacted by changes in any or all of those factors.

     Northern Virginia is an extremely competitive market and volatility in the local economy can affect our success. We are headquartered in Reston, Virginia – the heart of the Northern Virginia region. We have been able to effectively leverage our talents, contacts and technology investments to achieve a strong financial position. As we expand, we may face stiff competition from banks and other financial institutions. In addition, as our local economy experiences degrees of volatility, our success is dependent to a certain extent upon the general economic conditions in our marketplace. The general economic conditions of our marketplace are driven by the direct and indirect spending of the federal government and the technology sector, specifically information technology. When spending in either of these sectors is reduced, it can have the effect of interrupting cash flows of our borrowers and the value of real estate. Real estate is the largest contributor of wealth to the local economy. Our ability to address these business risks depends on the success of our plans to diversify revenue sources and grow our core competencies.

     There is no established trading market for our common stock. Liquidity of our common stock is limited and there is no assurance that liquidity will improve. Individuals exercising their warrants may not have a trading market should they wish to sell shares of our common stock. We cannot guarantee that an active trading market or liquidity in our common stock will develop. Sellers of large positions of common stock may not be able to execute transactions timely or at a desired price level.

     The exercise of outstanding stock options and warrants would dilute the percentage ownership of our existing shareholders. We have granted certain options to purchase shares of stock under the bank’s stock option plan and have granted warrants to purchase shares of stock in several of our common stock offerings. The exercise of all outstanding stock options and warrants, including the warrants being offered in this offering, would entail the issuance of an additional 1,549,461 shares of stock. This would represent a 44% increase over the 3,484,500 shares of common stock outstanding as of November 7, 2003, which would dilute the percentage ownership of our existing shareholders.

Where You Can Find More Information

     We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the Commission) under the Securities Exchange Act of 1934 (the Exchange Act). We have incorporated by reference into this prospectus the following documents that we filed with the Commission:

(i)	the Annual Reports on Form l0-KSB and 10-KSB/A for the fiscal year ended December 31, 2002 (file number 000-49929);

(ii)	the Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2003, June 30, 2003 (file number 000-49929, for both) and September 30, 2003 (file number 333-109125);

(iii)	the Current Report on Form 8-K12G3/A, dated September 24, 2003 (file number 000-49929);

(iv)	the Current Report on Form 8-K15D5, dated September 24, 2003 (file number 333-109125) and

(v)	the Proxy Statement for the 2003 Annual Meeting of Shareholders (file number 333-109125).

In addition, any documents which we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering are also incorporated by reference into this prospectus.

     You may read and copy any document we file at the Commission’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

     You may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits, unless the exhibits are also specifically incorporated by reference into this prospectus. Your request should be made to Michael W. Clarke, President and Chief Executive Officer at Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191 or at (703) 871-2100.

Access National Corporation

     Access National Corporation is a Virginia corporation and a bank holding company. Our subsidiary, Access National Bank, is a national banking association engaged in the general commercial banking business in the greater Washington, D.C. metropolitan area. Access National Corporation directs the policies and coordinates the financial resources of the bank. Our headquarters are at 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191. Our telephone number is (703) 871-2100 and our internet website address is www.accessnationalbank.com.

     We provide commercial and private banking to small and medium sized businesses, professionals, and associated individuals. Our primary market area is Northern Virginia, but the bank also targets customers throughout the greater Washington, D.C. metropolitan area. The primary sources of the bank’s revenue are interest earnings from loans and fee income from the gains generated on the sale of residential mortgage loans.

     The bank’s mission is to be a progressive, innovative and high quality provider of vital financial services to small businesses and associated professionals while enriching the long term interests of our shareholders, clients and associates. The bank’s short-term strategic goals include the development of a suite of financial services that meet the more challenging needs of chief financial officers and chief executive officers in our target business clientele. The bank has demonstrated its ability to meet those needs so far in the areas of commercial lending, cash management and private banking services, inclusive of mortgage banking.

     We also have a mortgage banking subsidiary, Access National Mortgage Corporation, headquartered at 1800 Robert Fulton Drive, Reston, Virginia. Access National Mortgage specializes in the origination of conforming and non-conforming home mortgages, primarily in the greater Washington, D.C. metropolitan area. The corporate objective of Access National Mortgage is to grow and maintain retail loan production in excess of $500 million, generate strong fee income and meet the mortgage needs of the bank’s clients and prospects. As a wholly-owned and regulated subsidiary of a national bank, Access National Mortgage has the ability to originate mortgage loans in most states in the country without the necessity of obtaining a license from individual states. Access National Mortgage will continue to be opportunistic in its geographic expansion while controlling the attendant risks. From time to time, the bank may purchase loans originated by Access National Mortgage.

     The bank also has a leasing subsidiary, Access National Leasing Corporation, which was acquired on April 10, 2002. This new subsidiary acquired the assets of Commercial Finance Corporation. Access National Leasing Corporation is headquartered at 1800 Robert Fulton Drive, Reston, Virginia. The bank’s corporate objective for Access National Leasing is to provide chief financial officers and chief executive officers of our clients and prospects with another critical financing tool not offered by many of our competitors. Access National Leasing originates equipment leases primarily from small to middle market companies in the greater Washington, D.C. metropolitan area. Leases are either sold for a gain to established institutional investors or purchased by the bank for investment. Within the bank’s target market, equipment leases generally carry a greater return over conventional loans.

Use of Proceeds

     The total gross proceeds from the exercise of the warrants may range from zero to $4,986,059, depending upon the number of shares we issue, which, in turn, is based on the number of warrants exercised by the holders of the warrants. The proceeds from the exercise of the warrants and the sale of the common stock will be paid directly to us. We estimate that we will pay expenses relating to the exercise of the warrants of approximately $50,000. We intend to use the proceeds for general corporate purposes and to support our continued growth and expansion.

Description of Common Stock

     Our articles of incorporation authorize us to issue 10,000,000 shares of common stock, par value $1.67, of which 3,484,500 shares are issued and outstanding as of December 31, 2003. As of November 7, 2003, we have stock options for 538,101 shares of common stock issued and outstanding, of which 252,090 are exercisable. We have warrants for 1,011,360 shares of common stock issued and outstanding, of which warrants for 996,360 shares of common stock were exercisable as of December 31, 2003. An additional 15,000 warrants become exercisable December 31, 2004. All outstanding shares of common stock are fully paid and nonassessable. All share data and per share values have been adjusted for appropriately authorized stock dividends or stock splits. Our board of directors may issue shares of our common stock from time to time for such consideration as the board may deem advisable without further shareholder approval, subject to the maximum authorized common stock provided in our articles of incorporation. No class of stock other than common stock is authorized by our articles of incorporation. Certain characteristics of our common stock are summarized below:

     Dividend policy. We may pay dividends as and when determined by our board of directors after consideration of our earnings, general economic conditions, our financial condition and other factors as may be appropriate in determining dividend policy. To date, we have not paid any dividends, and have chosen to retain earnings to support our long-term growth. Holders of our common stock are entitled to receive and share equally in any dividends declared by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock are entitled to share ratably, after satisfaction in full of all of our liabilities, in all of our remaining assets available for distribution.

     Voting rights. Holders of our common stock are entitled to one vote per share on all matters submitted to shareholder vote.

     Preemptive rights. Holders of our common stock have no preemptive rights.

     Provisions which may affect changes in control. Articles 14 and 14.1 of the Virginia Stock Corporation Act contain provisions regarding affiliated transactions and control share acquisitions. Both the affiliated transactions statute and the control share acquisitions statute apply to Virginia corporations with more than 300 shareholders. As of May 2, 2003, we had approximately 325 holders of record. These provisions could have an anti-takeover effect, thereby reducing the control premium that might otherwise be reflected in the value of our common stock. Although Virginia corporations are permitted to opt out of these provisions, we have not done so. Below is a summary of the key provisions of these Articles. You should read the actual provisions of the Virginia Stock Corporation Act for a complete understanding of the restrictions that these provisions place on affiliated transactions and control share acquisitions.

     Affiliated transactions statute. Article 14 of the Virginia Stock Corporation Act governs “affiliated transactions,” or transactions between a Virginia corporation and an “interested shareholder.” “Interested shareholders” are holders of more than 10% of any class of a corporation’s outstanding voting shares. Subject to certain exceptions discussed below, the affiliated transactions statute requires that, for three years following the date upon which any shareholder becomes an interested shareholder, any affiliated transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested directors.” The affiliated transactions statute defines a disinterested director as a member of a corporation’s board of directors who either (i) was a member before the later of January 1, 1988 or the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the corporation’s board of directors. At the expiration of the three year period after a shareholder becomes an interested shareholder, these provisions require that any affiliated transaction be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the interested shareholder.

     The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three year period has expired and require either that the affiliated transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy specific statutory fair price requirements. In general, the fair price requirements provide that the shareholders must receive for their shares the higher of: the highest per share price paid by the interested shareholder for his or its shares during the two year period prior to becoming an interested shareholder, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder, unless approved by a majority of the disinterested directors.

     Control share acquisitions statute. With specific enumerated exceptions, Article 14.1 of the Virginia Stock Corporation Act applies to acquisitions of shares of a corporation which would result in an acquiring person’s ownership of the corporation’s shares entitled to be voted in the election of directors falling within any one of the following ranges: 20% to 33-1/3%, 33-1/3% to 50% or 50% or more. Shares that are the subject of a control share acquisition will not be entitled to voting rights unless the holders of a majority of the “disinterested shares” vote at an annual or special meeting of shareholders of the corporation to accord the control shares with voting rights. Disinterested shares are those outstanding shares entitled to be voted that are not owned by the acquiring person or by officers and inside directors of the target company. Under specific circumstances, the control share acquisitions statute permits an acquiring person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the control shares. As a condition to having this matter considered at either an annual or special meeting, the acquiring person must provide shareholders with detailed disclosures about his or its identity, the method and financing of the control share acquisition and any plans to engage in specific transactions with, or to make fundamental changes to, the corporation, its management or business. Under specific circumstances, the control share acquisitions statute grants dissenters’ rights to shareholders who vote against granting voting rights to the control shares. Among the acquisitions specifically excluded from the control share acquisitions statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

Common Stock Ownership of Directors and Executive Officers

     As calculated under Rule 13d-3 of the Securities Exchange Act of 1934, our directors and executive officers beneficially own 1,155,965 shares of our common stock, which is 33.2% of our 3,484,500 currently outstanding shares of common stock. Michael J. Rebibo, President of Access National Mortgage, has the largest holding among our directors and executive officers, beneficially owning 229,896 shares, which is 6.60% of shares currently outstanding.

     Assuming the exercise of all outstanding warrants, our directors and officers would beneficially own 1,374,596 shares of our common stock, which would be 30.57% of the 4,495,860 shares then outstanding. On this basis, Michael J. Rebibo would have the largest holding among our directors and executive officers, beneficially owning 427,191 shares, which would be 9.50% of the shares then outstanding.

     Assuming the exercise of all outstanding warrants and all outstanding options, our directors and officers would beneficially own 1,603,043 shares of our common stock, which would be 31.84% of the 5,033,961 shares then outstanding. On this basis, Michael J. Rebibo would have the largest holding among our directors and executive officers, beneficially owning 427,191 shares, which would be 8.49% of the shares then outstanding.

Determination of Offering Prices

     We determined the offering price for the common stock to be issued upon the exercise of the Series A warrants ($3.33 per share, as adjusted for stock splits) and the Series B warrants ($6.67 per share) by reference to the value of the stock at the time the warrants were issued. The exercise price of the Series A warrants was set at $100, which was equal to the initial offering price for shares of Access National Bank common stock. The price for the stock, in turn, was based on how much money needed to be raised in the initial offering for Access National Bank to be adequately capitalized. The current exercise price of $3.33 reflects subsequent 10-for-1 and 3-for-1 stock splits. The exercise price of the Series B warrants was set at $20 when issued. The average price for the stock in the quarter preceding the issuance of the Series B warrants was approximately $20.10 per share. The current exercise price of $6.67 reflects the subsequent 3-for-1 stock split referenced above. The acquisition of Access National Bank by Access National Corporation had no effect on the exercise prices of either the Series A or Series B warrants.

Plan of Distribution

     The Series A and the Series B warrants were issued by us pursuant to a Plan of Share Exchange, by which Access National Bank became our wholly-owned subsidiary, and its outstanding common stock warrants were converted to warrants for our common stock. Access National Bank issued the Series A warrants in 1999 and the Series B warrants in 2002. Upon the exercise of a warrant by its holder, we, acting as our transfer agent, will deliver a certificate evidencing the shares of common stock being received by the holder in exchange for a duly executed warrant certificate (or notice of exercise if the warrant was not in the form of a certificate) accompanied by payment in the form of cashier’s check or bank check. The exercise price will be calculated by multiplying the number of warrants being exercised by the exercise price, currently $3.33 per share for the Series A warrants and $6.67 per share for the Series B warrants. The exercise price may be adjusted to reflect certain stock dividends, stock splits or similar transactions affecting the common stock.

Legal Matters

     Troutman Sanders LLP has passed upon the validity of the common stock to be issued upon the exercise of the warrants.

Experts

     Our consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, have been audited by Yount, Hyde & Barbour, P.C., independent auditors, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information contained in this document or documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Access National Corporation or Access National Bank may change after the date of this prospectus. Delivery of this document and the sales of shares made hereunder does not mean otherwise.

________________

Access National Corporation

Common Stock
________________

Prospectus

________________

______________, 2004

Part II. Information Not Required in Prospectus

Item 16. Exhibits

Exhibit No.	Description

4a	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K12G3, filed July 19, 2002, File No. 000-49929)

4b	Bylaws (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K12G3, filed July 19, 2002, File No. 000-49929)

5	Opinion of Troutman Sanders LLP as to the legality of the securities to be registered.*

23a	Consent of Yount, Hyde & Barbour, P.C.

23b	Consent of Troutman Sanders LLP (included in Exhibit 5 hereto)

24	Power of attorney.*

* Previously filed.

Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, State of Virginia, on this 14th day of January, 2004.

ACCESS NATIONAL CORPORATION (Registrant)

By:	/s/ MICHAEL W. CLARKE
Michael W. Clarke
President and
Chief Executive Officer
and Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 14th day of January, 2004.

Name	Title

/s/ JACQUES REBIBO	Chairman of the Board

Jacques Rebibo

/s/ J. RANDOLPH BABBITT	Director

J. Randolph Babbitt

/s/ MICHAEL W. CLARKE	President and Chief
Executive Officer and
Michael W. Clarke	Director

/s/ JOHN W. EDGEMOND, IV	Director

John W. Edgemond, IV

/s/ JAMES L. JADLOS	Director

James L. Jadlos

/s/ THOMAS M. KODY	Director

Thomas M. Kody

/s/ ROBERT C. SHOEMAKER	Executive Vice President
and Corporate Secretary
Robert C. Shoemaker	and Director

/s/ CHARLES WIMER	Executive Vice President,
Chief Financial Officer and
Charles Wimer	Principal Accounting Officer

Exhibit Index

Exhibit No.	Description

4a	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K12G3, filed July 19, 2002, File No. 000-49929)

4b	Bylaws (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K12G3, filed July 19, 2002, File No. 000-49929)

5	Opinion of Troutman Sanders LLP as to the legality of the securities to be registered.*

23a	Consent of Yount, Hyde & Barbour, P.C.

23b	Consent of Troutman Sanders LLP (included in Exhibit 5 hereto).*

24	Power of attorney.*

* Previously filed.